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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Information to be Included in Statements Filed Pursuant to Rule 13d-1(A)
and Amendments thereto Filed Pursuant to Rule 13d-2(A)
under the Securities Exchange Act of 1934

(AMENDMENT NO. 1)*

JCC HOLDING COMPANY (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
46611Q403 (CUSIP Number)

Stephen H. Brammell
Senior Vice President and General Counsel
Harrah's Entertainment, Inc.
One Harrah's Court
Las Vegas, Nevada 89119
Telephone: (702) 407-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copies to: William J. Cernuis Latham & Watkins 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235
June 6, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

        NOTE: Schedules filed in paper formal shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

Schedule 13D

CUSIP No. 46611Q403	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSON
Harrah's Entertainment, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC/BK/OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7.	SOLE VOTING POWER 7,805,306
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER 7,805,306
PERSON WITH
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,805,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
63.0% (see Item 5)

14.	TYPE OF REPORTING PERSON
CO

Schedule 13D

CUSIP No. 46611Q403	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSON
Harrah's Operating Company, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC/BK/OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7.	SOLE VOTING POWER 7,805,306
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH
REPORTING	9.	SOLE DISPOSITIVE POWER 7,805,306
PERSON WITH
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,805,306

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
63.0% (see Item 5)

14.	TYPE OF REPORTING PERSON
CO

        This Amendment No. 1 (this "Amendment") amends the Statement on Schedule 13D previously filed on March 6, 2002 (the "Schedule 13D") by each of Harrah's Entertainment, Inc., a Delaware corporation ("HET"), and Harrah's Operating Company, Inc., a Delaware corporation ("HOC"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

        Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

Item 1. Security and Issuer.

        No material change has occurred to this item of the Schedule 13D.

Item 2. Identity and Background.

        Item 2 of the Schedule 13D is hereby amended and restated in its entirety:

  (a)–(c), (f) This Statement is being filed by each of HET and HOC. HET's principal business address is One Harrah's Court, Las Vegas, Nevada 89119; and HOC's principal business address is One Harrah's Court, Las Vegas, Nevada 89119.

  HET is a leading consumer marketing company in the gaming industry and operates casinos in more markets than any other casino company. HOC is a wholly-owned subsidiary of HET and HET conducts its business through HOC and HOC's various subsidiaries. HET's principal asset is the stock of HOC, which holds, directly or indirectly through subsidiaries, substantially all of the assets of HET's businesses.

  The name, citizenship, business address and present principal occupation of each executive officer and director of HET and HOC is listed on Schedule A attached hereto.

  (d)–(e) During the last five years, neither HET, HOC, nor, to the knowledge of HET or HOC, any person named on Schedule A attached hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

  Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

  The source and amount of the funds used in making the purchase of the 2,000 shares of Common Stock on the open market on May 17, 2002 were available working capital of HOC in the aggregate amount of $9,750 ($4.875 per share), excluding any commissions. No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting these securities.

  As described in Item 4 below, on June 6, 2002, HOC entered into a Stock and Senior Note Purchase Agreement (the "Purchase Agreement") with Deutsche Bank Trust Company Americas (formerly known as Bankers Trust) ("DBTCA") pursuant to which HOC will purchase all of the shares of Common Stock and all of the notes issued pursuant to the Indenture (the "Notes") held by DBTCA (the "DBTCA Notes"). The closing of the transactions contemplated by the Purchase Agreement are subject to the satisfaction of conditions described in Item 4 below. The aggregate amount of funds to be used by HOC to purchase the shares of Common Stock and the DBTCA Notes from DBTCA pursuant to the Purchase Agreement will be (i) $18,277,076.72 for the

Page 4 of 7 Pages

  1,734,068 shares of Common Stock ($10.54 per share), and (ii) an amount equal to the $45,847,928 aggregate principal amount of the DBTCA Notes, plus all accrued and unpaid interest on the DBTCA Notes through and including the date of the closing of the transactions contemplated by the Purchase Agreement.

  HET and HOC anticipate the funds used to purchase the shares of Common Stock and the DBTCA Notes will be provided by HET's cash resources which come from, (i) working capital, (ii) a commercial paper program, (iii) a bid note and (iv) revolving credit and letter of credit facilities. The interest rate charged on HET's borrowings under its commercial paper program and bid note are subject to changes depending on the capital markets. HET's revolving credit and letter of credit facilities are provided to HET by a consortium of banks with a total capacity as of April 25, 2002 of $1.857 billion. The interest rates charged on borrowings under these facilities are a function of the London Inter-Bank Offered Rate, or LIBOR. As such, the interest rates charged for borrowings under the facilities are subject to change as LIBOR changes. There is also an option on each credit facility to borrow at the prime rate. Because HET's cash resources are fungible, neither HET nor HOC can state definitively which of the above cash resources the source of funds for the Purchase Agreement will come from.

Item 4. Purpose of Transaction.

  Item 4 of the Schedule 13D is hereby amended and restated in its entirety:

  On February 25, 2002, HET and HOC sent a letter to the Issuer in which (i) HET nominated one director to be elected at the Issuer's Annual Meeting which was initially scheduled to be held on April 25, 2002 (the "2002 Annual Meeting"), pursuant a nomination right granted specifically to HET under the Issuer's Second Amended and Restated Certificate of Incorporation (the "Certificate") and Third Amended and Restated Bylaws (the "Bylaws") and (b) HOC nominated an additional director, in its capacity as a stockholder of the Issuer, to be elected at the 2002 Annual Meeting. The principal reason for HOC's additional nomination to the board of directors is to increase the number of independent directors and to add a director with substantial financial literacy. The Issuer's board of directors currently consists of seven members: three directors nominated by HET, each of whom is affiliated with HET (the "HET Nominated Directors"), and four directors nominated by the Creditor's Committee that was established as part of the Plan of Reorganization (the "Non-HET Nominated Directors"). If both of the directors nominated by HET and HOC are elected at the 2002 Annual Meeting, the number of directors affiliated with HET will be three, the number of directors nominated by the Creditor's Committee will be three and there will be one additional independent director that, while nominated by HOC, is neither affiliated with HET nor with the Creditor's Committee.

  On June 6, 2002, HOC entered into the Purchase Agreement with DBTCA. The Purchase Agreement provides that DBTCA will sell and HOC will purchase 1,734,068 shares of Common Stock and the DBTCA Notes. At the closing, HOC will pay $18,277,076.72 for the 1,734,068 shares of Common Stock ($10.54 per share) and an amount equal to the $45,847,928 aggregate principal amount of the DBTCA Notes, plus all accrued and unpaid interest on the DBTCA Notes through and including the date of the closing of the transactions contemplated by the Purchase Agreement.

  The closing of the transactions contemplated by the Purchase Agreement are subject to the following closing conditions: the accuracy of representations and warranties made by DBTCA, the performance of certain covenants and agreements by DBTCA and the delivery of certificates representing the shares of Common Stock and the DBTCA Notes. The only closing condition for DBTCA is that HOC pay for the securities. It is anticipated that the transactions contemplated by the Purchase Agreement will close on Friday, June 7, 2002.

Page 5 of 7 Pages

  In connection with the acquisition of the shares of Common Stock, the Purchase Agreement provides that, at the closing, HOC will receive an irrevocable proxy from DBTCA appointing four representatives of HOC to vote the 1,734,068 shares of Common Stock at the 2002 Annual Meeting in favor of the two directors nominated by HET and HOC in the February 25, 2002 letter.

  Following the purchase of the shares of Common Stock and the receipt of the irrevocable proxy from DBTCA pursuant to the Purchase Agreement, HOC will have the right to vote 63.0% of the outstanding shares of the Issuer at the 2002 Annual Meeting. HOC intends to vote all of its shares of Common Stock, and all of the shares of Common Stock for which it will receive an irrevocable proxy in connection with the purchase of shares from DBTCA, for HET's and HOC's two nominees to the Board of Directors of the Issuer.

  Under the Purchase Agreement, if prior to January 1, 2003, HET, HOC or any of their affiliates acquires at least 95% of the Common Stock not owned by HOC for a price greater than $10.54 per share, HOC will pay to DBTCA an amount equal to the product of (i) (a) the highest per share purchase price so paid by HOC or any of its affiliates for any shares of Common Stock less (b) $10.54 and (ii) 1,734,068.

  In addition, on May 17, 2002, HOC acquired 2,000 additional shares of Common Stock in an open market transaction.

  HOC engaged in the above transactions in order to acquire voting control of the Issuer. By acquiring voting control, the transactions ensure the election of HET's and HOC's two nominees to the Board of Directors of the Issuer at the 2002 Annual Meeting thereby changing the current configuration of the Board of Directors. Upon the consummation of the transactions contemplated by the Purchase Agreement, HET and HOC will hold 75.9% of the outstanding principal amount of the Notes and 63.0% of the outstanding shares of Common Stock. HET and HOC believe that this control position following the closing and the new configuration of the Board of Directors will improve the decision making ability of the Issuer with the objective of improving the financial performance of the Issuer, resulting in increased value for all stockholders of the Issuer.

  Although they are acquiring voting control of the Issuer, HET and HOC will continue to examine their options with respect to the Issuer. HOC and/or HET may engage in any one or more of the following activities: (a) purchasing or otherwise acquiring additional securities of the Issuer in the open market or in privately negotiated transactions; (b) seeking a business combination or other transaction with the Issuer; (c) effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4 (a)—(j) of Schedule 13D; or (d) entering discussions with other stockholders and management of the Issuer regarding any or all of the foregoing. Any further actions that HET and/or HOC might undertake will depend upon their review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Item 5. Interest in Securities of the Issuer.

  Item 5(a) of the Schedule 13D is hereby amended and supplemented to add the following:

  (a) HOC beneficially owns 7,805,306 shares of Common Stock. As the parent entity of HOC, HET is a beneficial owner of these 7,805,306 shares of Common Stock. HOC and HET are the beneficial owners of 63.0% of the outstanding Common Stock. The calculation of the foregoing percentage and the percentage set forth in line 13 above is based on 12,386,200 shares of Common Stock outstanding, which number is shown as outstanding on the Form 10-Q Quarterly Report

Page 6 of 7 Pages

  filed by the Issuer with the Securities and Exchange Commission for the quarter ended March 31, 2002.

  Item 5(b) of the Schedule 13D is hereby amended and supplemented to add the following:

  (b) Number of shares to which HET and HOC have:

    (i) Sole power to vote or to direct the vote: 7,805,306(1)

    (ii) Shared power to vote or to direct the vote: 0

    (iii) Sole power to dispose or to direct the disposition of: 7,805,306(1)

    (iv) Shared power to dispose or to direct the disposition of: 0

      (1) Includes 1,734,068 shares of Common Stock which HOC will purchase pursuant to the Purchase Agreement, subject to customary closing conditions. HOC expects this purchase to be completed on June 7, 2002.

  Item 5(c) of the Schedule 13D is hereby amended and supplemented to add the following:

  (c) Other than the open market purchase by HOC of 2,000 shares of Common Stock on May 17, 2002 and HOC entering into the Purchase Agreement, neither HET, HOC, nor, to the knowledge of HET and HOC, any person listed on Schedule A, has effected any transactions in the Common Stock during the past 60 days.

  Item 5(d) of the Schedule 13D is hereby amended and supplemented to add the following:

  (d) To the knowledge of HET and HOC, no person other than HET or HOC, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by HET and HOC; except that purchase of the shares of Common Stock by HOC pursuant to the Purchase Agreement is subject to the satisfaction of certain conditions.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

  Item 4 above summarizes the material terms of the Purchase Agreement pursuant to which DBTCA will sell and HOC will purchase 1,734,068 shares of Common Stock and the DBTCA Notes, subject to customary closing conditions. In addition to the acquisition of the shares of Common Stock and the DBTCA Notes, the Purchase Agreement provides that, at the closing, HOC will receive an irrevocable proxy from DBTCA appointing four representatives of HOC to vote the 1,734,068 shares of Common Stock at the 2002 Annual Meeting in favor of the two directors nominated by HET and HOC. It is anticipated that the transactions contemplated by the Purchase Agreement will close on Friday, June 7, 2002.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Stock and Note Purchase Agreement by and between HOC and DBTCA, dated June 6, 2002.

Page 7 of 7 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: June 6, 2002	HARRAH'S ENTERTAINMENT, INC.
/s/ STEPHEN H. BRAMMELL By: Stephen H. Brammell Its: Senior Vice President and General Counsel

S-1

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: June 6, 2002	HARRAH'S OPERATING COMPANY, INC.
/s/ STEPHEN H. BRAMMELL By: Stephen H. Brammell Its: Senior Vice President and General Counsel

S-2

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF HARRAH'S ENTERTAINMENT, INC.

        The name, citizenship, business address, title and present principal occupation or employment of each of the directors and executive officers of Harrah's Entertainment, Inc. are set forth below.

Name*	Principal Occupation	Business Address
Executive Officers and Directors (where indicated)
Philip G. Satre	Chairman of the Board and Chief Executive Officer	Harrah's Entertainment, Inc. One Harrah's Court Las Vegas, Nevada 89119
Gary W. Loveman	President, Chief Operating Officer, and Director	Harrah's Entertainment, Inc. One Harrah's Court Las Vegas, Nevada 89119
Charles L. Atwood	Senior Vice President, Chief Financial Officer and Treasurer	Harrah's Entertainment, Inc. One Harrah's Court Las Vegas, Nevada 89119
John M. Boushy	Senior Vice President, Operations Products & Services and Chief Information Officer	Harrah's Entertainment, Inc. One Harrah's Court Las Vegas, Nevada 89119
Stephen H. Brammell	Senior Vice President and General Counsel	Harrah's Entertainment, Inc. One Harrah's Court Las Vegas, Nevada 89119
Janis L. Jones	Senior Vice President, Communications/Government Relations	Harrah's Entertainment, Inc. One Harrah's Court Las Vegas, Nevada 89119
Richard E. Mirman	Senior Vice President, Marketing	Harrah's Entertainment, Inc. One Harrah's Court Las Vegas, Nevada 89119
Marilyn G. Winn	Senior Vice President, Human Resources	Harrah's Entertainment, Inc. One Harrah's Court Las Vegas, Nevada 89119

Directors
Ralph Horn	Chairman of the Board and Chief Executive Officer of First Tennessee National Corporation	165 Madison Avenue Third Floor Memphis, Tennessee 38103
Frank Biondi	Senior Managing Director of WaterView Advisors, LLC	2425 Olympic Boulevard, Suite 4030 West Santa Monica, California 90404
Boake Sells	Private investor	11714 Walton Place Naples, Florida 34110
Robert G. Miller	Chairman of the Board and Chief Executive Officer of Rite-Aid, Inc.	30 Hunter Lane Camp Hill, Pennsylvania 02163
Joe M. Henson	Private investor	41 Alpine Road Greenwich, Connecticut 06830
R. Brad Martin	Chairman of the Board and Chief Executive Officer of Saks Incorporated	1025 Cherry Road Memphis, Tennessee 38117
Eddie N. Williams	President and Chief Executive Officer of the Joint Center for Political and Economical Studies in Washington, D.C.	1090 Vermont Ave., NW Suite 1100 Washington, D.C. 20005
Gary G. Michael	Private investor	2010 Silvercreek Lane Boise, Idaho 83706
Barbara T. Alexander	Senior Advisor, UBS Warburg	299 Park Avenue 36th Floor New York, New York 10171
*
Each person listed is a citizen of the United States.

A-2

DIRECTORS AND EXECUTIVE OFFICERS OF
HARRAH'S OPERATING COMPANY, INC.

        The name, citizenship, business address, title and present principal occupation or employment of each of the directors and executive officers of Harrah's Operating Company, Inc. are set forth below.

Name*	Principal Occupation	Business Address
Executive Officers and Directors (as indicated)
Philip G. Satre	Chairman of the Board and Chief Executive Officer	Harrah's Entertainment, Inc. One Harrah's Court Las Vegas, Nevada 89119
Gary W. Loveman	President, Chief Operating Officer, and Director	Harrah's Entertainment, Inc. One Harrah's Court Las Vegas, Nevada 89119
Charles L. Atwood	Senior Vice President, Chief Financial Officer, Treasurer and Director	Harrah's Entertainment, Inc. One Harrah's Court Las Vegas, Nevada 89119
John M. Boushy	Senior Vice President, Operations Products & Services and Chief Information Officer	Harrah's Entertainment, Inc. One Harrah's Court Las Vegas, Nevada 89119
Stephen H. Brammell	Senior Vice President and General Counsel	Harrah's Entertainment, Inc. One Harrah's Court Las Vegas, Nevada 89119
Janis L. Jones	Senior Vice President, Communciations/Government Relations	Harrah's Entertainment, Inc. One Harrah's Court Las Vegas, Nevada 89119
Richard E. Mirman	Senior Vice President, Marketing	Harrah's Entertainment, Inc. One Harrah's Court Las Vegas, Nevada 89119
Marilyn G. Winn	Senior Vice President, Human Resources	Harrah's Entertainment, Inc. One Harrah's Court Las Vegas, Nevada 89119
*
Each person listed is a citizen of the United States.

A-3

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SIGNATURE
SCHEDULE A